Strong Global Entertainment, Inc.

5960 Fairview Road, Suite 275

Charlotte, NC 28210

VIA EDGAR

May 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strong Global Entertainment, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-264165
Registration Statement on Form 8-A
File No. 001-41688

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced registration statements (the “Registration Statements”) so as to become effective as of 5:00 pm on Monday, May 15, 2023, or as soon thereafter as practicable. Once the Registration Statements have been declared effective, please confirm orally that event with our counsel, Loeb & Loeb LLP, by calling Norwood P. Beveridge at (212) 407-4970. By separate letter, the representative of the underwriters for the issuance of the securities being registered joins the request for the acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-264165).

Sincerely,

Strong Global Entertainment, Inc.

By:	/s/ Mark D. Roberson
Name:	Mark D. Roberson
Title:	Chief Executive Officer